JPMorgan Trust IV

270 Park Avenue

New York, New York 10017

VIA EDGAR

August 22, 2018

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject: JPMorgan Trust IV (the “Trust”) – File No. 333-208312 – Post-Effective Amendment No. 52

Dear Ms. White:

This letter is in response to the comments you provided on Post-Effective Amendment No. 52 to the registration statement for JPMorgan Trust IV filed on May 25, 2018 (the “Amendment”), adding JPMorgan Equity Premium Income Fund (the “Fund”) to the Trust’s registration statement. Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933 scheduled to become effective on or about August 27, 2018. Capitalized terms used but not defined in this letter have the meanings given to them in the Trust’s Registration Statement.

PROSPECTUS COMMENTS

Fee Table

1.

Comment: Please confirm that the fee waivers will be in effect for at least one year and that the Fund’s service providers do not have the ability to recapture any such fee waivers and/or expense reimbursements under the Fund’s fee waiver agreement.

Response: The Trust hereby confirms that the waiver period will be in effect for at least one year from the effective date of the Amendment. In addition, the Trust confirms that, under the terms of the expense limitation agreement, the service providers do not have the ability to recapture any fee waivers and/or expense reimbursements made pursuant to and in accordance with such agreement.

What are the Fund’s main investment strategies?

2.	Comment: Please advise supplementally how equity-linked notes (“ELNs”) will be valued for purposes of determining the Fund’s compliance with its 80% Policy.

Response: The ELNs will be valued at market value in accordance with the Fund’s Valuation Policy.

3.

Comment: Please clarify when in the Fund’s three-step investment process the environmental, social and governance factors (“ESG”) are considered and whether the Fund uses the ESG factors to screen out certain securities.

Response: The disclosure will be modified to clarify that the ESG factors will be considered in the research portion of the Fund’s investment process. As disclosed in the Fund’s prospectus, the adviser seeks to assess the impact of ESG factors “on the cash flows of many companies in which it may invest to identify issuers that the adviser believes will be negatively impacted by such factors.” Such analysis is part of the Fund’s normal investment process and is integrated into the adviser’s research process and does not result in the Fund screening out certain types of stocks or industries solely based on ESG factors.

The Fund’s Main Investment Risks

4.

Comment: The “What are the Fund’s main investment strategies” section of the Fund’s prospectus includes disclosure about the Fund’s use of ESG factors. Please explain whether ESG risk should be included as a principal or additional risk for the Fund.

Response: The Trust does not believe that ESG risk is a principal risk of the Fund. The disclosure is appropriately included in the investment process description to summarize “how the Fund’s adviser decides which securities to buy and sell” in accordance with Item 9(b)(2) of Form N-1A. As indicated in the disclosure, the portfolio managers assess the impact of ESG factors on the cash flows of many companies in which they may invest. Such analysis is part of the Fund’s normal investment process and is integrated into the adviser’s research process. In contrast to funds where it may be appropriate to include ESG risk, this Fund does not seek to invest a certain percentage of its assets in companies that meet ESG goals (e.g., socially responsible companies) or screen out certain types of stocks or industries based solely on ESG factors (e.g., tobacco companies). As a result, we do not believe that ESG should be considered as a principal risk of the Fund and that ESG disclosure should continue to be included in the investment process disclosure, as it provides information to shareholders as to how the adviser decides which securities to buy and sell.

The Fund’s Management and Administration

5.

Comment: In the last paragraph under “The Fund’s Investment Adviser,” please specify which shareholder report will contain the basis the Board of Trustees used in approving the investment advisory agreement for the Fund and the date of such shareholder report.

Response: The requested change will be made in the Amendment.

Investing with J.P. Morgan Funds

6.

Comment: The “Distributions and Taxes” section refers to the Fund’s investments in real estate investment trust (“REIT”) securities and master limited partnerships (“MLPs”). Please consider whether any additional specific disclosure on these securities should be included in the”What are the Fund’s main investment strategies” section.

Response: The disclosure on REIT securities and MLPs in “Distributions and Taxes” section will be removed because the Fund’s investment in these types of investments will not be significant enough to warrant such tax disclosure.

7.

Comment: The second paragraph of “IMPORTANT TAX REPORTING CONSIDERATIONS” includes the following disclosure: “Please note that you will be responsible for calculating and reporting gains and losses on redemptions of shares purchased prior to January 1, 2012 to the IRS as such information will not be reported by the Fund and may not be maintained by your Financial Intermediary.” Please explain why this disclosure is relevant for a new Fund or revise the existing disclosure.

Response: Although the disclosure is not specifically relevant for the Fund, it is part of the Trust’s standard disclosure and is important for shareholders that held shares of J.P. Morgan Funds prior to 2012. As a result, we would prefer to maintain this language for consistency.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”) COMMENTS

8.

Comment: The disclosure in the “Investment Policies” section states that the Fund’s “fundamental investment policy regarding industry concentration does not apply to securities issued by other investment companies...” The staff notes that the Fund should look through an investment in an affiliated investment company and should consider, to the extent feasible, an investment in an unaffiliated investment company for purposes of calculating the Fund’s industry concentration levels. The staff also cites Section 48(a) under the 1940 Act, which makes unlawful anything done under the 1940 Act indirectly that would be unlawful if done directly.

Response: The Trust believes that the Fund’s current policy on concentration, as disclosed in the SAI, complies with applicable legal requirements, including applicable SEC staff guidance. The policy sets meaningful, objective limits on the freedom of the Fund to concentrate its assets in any particular industry. The Fund is not aware of a requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policy. To the extent that the Fund determines that its investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund will take steps to ensure that it has appropriate risk disclosure relating to that investment. As the Trust believes that the Fund’s current policy on concentration complies with applicable legal requirements, the Trust does not believe it is in violation of Section 48(a) of the 1940 Act.

We hope that the staff finds this letter responsive to the staff’s comments. Should members of the staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4020.

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin

Assistant Secretary